May 5, 2021

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Margaret Schwartz, Esq.
Division of Corporation Finance
Office of Life Sciences

Re:	Anebulo Pharmaceuticals, Inc.
Registration Statement on Form S-1 (Registration No. 333-254979) Registration Statement on Form 8-A (No. 001-40388)

Request for Acceleration of Effective Date

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), The Benchmark Company, as representative of the several underwriters, hereby joins Anebulo Pharmaceuticals, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-254979) and Registration Statement on Form 8-A (No. 001- ) (collectively, the “Registration Statements”) to become effective on May 6, 2021 at 4:30 p.m., Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statements.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours,

THE BENCHMARK COMPANY

By:	/s/ John J. Borer III
Name:	John J. Borer III
Title:	Senior Managing Director

cc:	Dr. Daniel Schneeberger, Chief Executive Officer, Anebulo Pharmaceuticals, Inc.
Spencer G. Feldman, Esq., Olshan Frome Wolosky LLP
Ben A. Stacke, Esq., Faegre Drinker Biddle & Reath LLP